January 14, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (415)986-0729

Thomas S. Wu
Chief Executive Officer
UCBH Holdings, Inc.
555 Montgomery Street
San Francisco, CA 94111

> **Re: UCBH Holdings, Inc.**
> **Definitive 14A**
> **Filed April 16, 2007**
> **File No. 00-24947**

Dear Mr. Wu:

      We have reviewed your response letter dated November 19, 2007 and have the following comment. Please respond to our comment by January 28, 2008 or tell us by that time when you will provide us with a response.. The comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 12

1. In your response to prior comment 4, you indicate that you will disclose material quantitative targets used to determine incentive compensation, unless you determine that the targets are confidential due to the potential for competitive harm. Please confirm that you will disclose all material targets used to determine 2007 compensation in your next proxy.

      Please contact me at (202) 551-3419 with any questions.

                      Sincerely,

                      Christian N. Windsor
                      Special Counsel